Filed by Danka Business Systems PLC
Pursuant to Rule 425 under the Securities Act of 1933
For: Danka Business Systems PLC
Commission File No.: 333-55914

DANKA BUSINESS SYSTEMS PLC: Exchange Offer for $200 million of 6.75% Convertible Subordinated Notes Due 2002

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                            Terms of the Transaction
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The Old Notes              6.75% Convertible Subordinated Notes due 2002 (CUSIP
                           Nos. G2652NAA7, 236277AA7, 236277AB5)

The Exchange               Danka Business Systems is offering to exchange its
Offer                      outstanding old 6.75% convertible subordinated notes.
                           Holders may elect from three options:

                           - $400 in cash for each $1,000 principal amount of old notes tendered, subject to proration as described below; or

                           - $500 in principal amount of new 9% senior subordinated notes due 2004 (the "new 9% notes") for each $1,000 principal amount of old notes tendered; or

                           -  $1,000 in principal amount of new 10%
                              subordinated notes due 2008 (the "new 10% notes") for each $1,000 in principal amount of old notes.

Proration of Cash
Option Danka Business Systems will purchase no more than $40.0 MM principal amount of the old notes for cash.

                           If the cash option is oversubscribed, the Company will purchase a total of $40.0 MM in principal amount of the old notes for cash and will exchange the balance of the tendered notes for new 9% notes ($500 of new 9% notes for each $1,000 of old notes tendered). All holders who elect the cash option will be treated on a pro rata basis according to the principal amount of old notes tendered for cash by each holder and the total principal amount of old notes tendered for cash by all holders.

Accrued Interest           The Company will pay accrued and unpaid interest on
                           all tendered old notes up to, but not including, the date of closing.

Dealer Manager             Banc of America Securities LLC is the exclusive
                           dealer manager for the exchange offer.

Expiration Date            5:00 P.M., New York City time, on March 20, 2001
                           (subject to satisfaction or waiver of certain conditions), unless extended.

Conditions of the          -  Valid tenders for at least of 95% of the aggregate
Offer                         principal amount of old notes;

                           - Refinancing of Danka's senior bank debt, which currently amounts to more than $550 million;

                           - Consent of parties to Danka's tax retention operating leases (the "TROL");

                           - The closing of the sale of Danka's outsourcing division, Danka Services International; and

                           -  Other customary conditions.

Procedure for              The exchange offer is eligible for DTC's Automatic
Tendering Notes            Tender Offer Program ("ATOP").

Withdrawal Rights          Tenders of old notes may be withdrawn at any time
                           prior to the Expiration Date.

Exchange Agent             HSBC Bank USA

To Obtain Copies           In addition to the methods described in the caption
of the Offer               at the right, holders may also contact BAS at (704)
                           388-4813 to arrange direct FedEx delivery.

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                          Key Dates
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Monday         Tuesday         Wednesday          Thursday          Friday

 2/19           2/20             2/21               2/22             2/23
             Launch Date

 2/26           2/27             2/28               3/1              3/2

 3/5            3/6              3/7                3/8              3/9

 3/12           3/13             3/14               3/15             3/16

 3/19           3/20             3/21               3/22             3/23
              Expiration      Settlement
                Date             Date

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                      Summary Description of the Securities

---------------------------------------------------------------------------------------------------------
                       Old 6.75% Notes             New 9% Notes                  New 10% Notes
Issuer                 Danka Business              Danka Business                Danka Business
                       Systems PLC                 Systems PLC                   Systems PLC
---------------------------------------------------------------------------------------------------------

Issue                  Convertible junior          Senior subordinated           Subordinated notes
                       subordinated notes          notes
---------------------------------------------------------------------------------------------------------

Face Amt. Outs.        $200,000,000                Up to $100,000,000            Up to $200,000,000
---------------------------------------------------------------------------------------------------------

Issue Date             March 13, 1995              On or about                   On or about
                                                   March 21, 2001                March 21, 2001
---------------------------------------------------------------------------------------------------------

Maturity               April 1, 2002               April 1, 2004                 April 1, 2008
---------------------------------------------------------------------------------------------------------

Coupon                 6.750%                      9.000%                        10.000%
---------------------------------------------------------------------------------------------------------

Interest Payment       April 1 and October 1       April 1 and October 1,        April 1 and October 1,
Dates                                              commencing October 1, 2001;   commencing October 1, 2001.
                                                   PIK option up to and
                                                   including October 1,
                                                   2002 if senior leverage
                                                   is >2.0x.
---------------------------------------------------------------------------------------------------------

Ranking                Junior to bank debt,        Junior to bank debt.          Junior to bank debt
                       new 9% notes and            Senior to new 10%             and new 9% notes. Senior
                       new 10% notes               notes and old 6.75%           to old 6.75% notes
                                                   notes
---------------------------------------------------------------------------------------------------------

Conversion Rights      Convertible into            Not convertible               Not convertible
                       American Depositary
                       shares (ADS) at $29.125
                       per share
---------------------------------------------------------------------------------------------------------

Call Schedule          4/1/00 -- 101.929%          Callable anytime at par        4/1/05 -- 105.000%
                       4/1/01 -- 100.964%                                         4/1/06 -- 102.500%
                                                                                  4/1/07 -- 100.000%
---------------------------------------------------------------------------------------------------------

Change of Control Put  101%                        101%                           101%
---------------------------------------------------------------------------------------------------------

Noteholders are urged to read the Prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the offer, the terms of the new notes and other related matters. Copies of the Offer and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the documents that Danka has filed with the Securities and Exchange Commission by contacting Danka. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, Attn: Treasurer, Telephone: (727)578-4766. A registration statement relating to the new 9% notes and new 10% notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new 9% notes and the new 10% notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This summary shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

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                              Questions and Answers
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What is the                Danka Business Systems is making the exchange offer
purpose of the             as part of a three-part strategic plan to reduce and
transaction?               refinance its indebtedness. The other parts of the
                           overall plan are the sale of DSI and the refinancing of its senior bank debt.

Will holders be            Yes. Holders whose notes are validly tendered and
paid accrued               accepted will be paid accrued interest in cash up to,
interest?                  but not including, the date of closing.

What happens if            If the cash option is oversubscribed, the Company
the cash option is         will purchase a total of $40.0 MM in principal amount
oversubscribed?            of the old notes for cash and will exchange the
                           balance of the tendered notes for new 9% notes ($500 of new 9% notes for each $1,000 of old notes tendered). All holders who elect the cash option will be treated on a pro rata basis.

When will the              The extent to which the cash option is
proration of the           oversubscribed, if at all, and any resulting
cash option be             proration due to oversubcription will not be
determined?                determined until after the expiration of the offer.

Can holders split          Yes. Holders may elect to tender a portion of their
their notes up             old notes for either the cash option, the new 9% note
between the three          option, the new 10% note option, or any combination
options?                   thereof.

Do holders have            No. Holders may elect to tender a portion of their
to tender all of           old notes in the exchange offer. However, the
their old notes to         exchange offer is conditioned upon the tender of at
participate?               least 95% principal amount of the old 6.75% notes.

How will the new           The notes will rank, in order of payment from most
notes rank with            senior to most junior, as follows:
respect to each
other and the               -  First, the new 9% senior subordinated notes;
remaining old
notes?                      -  Next, the new 10% subordinated notes;

                            -  Finally, any remaining old 6.75% junior
                               subordinated notes.

Will the new               The new 9% notes will have numerous protective
notes have any             covenants, some of which will also be included
covenants?                 in the new 10% notes. The old notes have less
                           protective covenants than the new notes. For a more complete description, please refer to the registration statement filed by Danka on February 20, 2001 with the SEC.

Will the notes             Yes. Both the new notes and the old notes will rank
rank subordinate           subordinate in right of payment to all bank debt and
to bank debt?              other secured obligations of Danka, including the
                           TROL.

Will the new               The Company will apply to have the new notes listed
notes be listed on         on the Luxembourg Stock Exchange.
any exchange?

Can tenders of             Yes. Tenders of old notes can be withdrawn at any
old notes be               time prior to the Expiration Date.
withdrawn?

Who can we call            Andrew Karp
with questions?            Banc of America Securities LLC
                           Collect: (704) 388-4813
                           Toll Free: (888) 292-0070

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